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Exhibit 99.1

FOR IMMEDIATE RELEASE

Investor Relations contact
Peter van den Oord
Chief Financial Officer
+31 (0)347353204
Poord@triple-p.nl
www.triple-p.nl

HIGHLIGHTS 2002

  •
  Triple P reported positive results again in 2002: operating income of € 0.1 million and cash flow of € 3.2 million;

  •
  Restructuring: restructuring charge in 2002 of € 1.4 million, expected cost savings in 2003 of about € 1.5 million;

  •
  Gross margin increased to 17.6 percent;

  •
  Net loss including restructuring charge of € 0.5 million in 2002.

March 5, 2003—Vianen, The Netherlands. Triple P N.V. (Nasdaq SCM: TPPP) announced today its results of operations for year ended 2002. Net revenues were € 96.4 million and gross margin increased up to 17.6%. Furthermore Triple P's results of operations in 2002 reflected an operating income of € 0.1 million and a net loss of € 0.5 million.

Without provisions made to the amount of € 2.3 million, operating income in 2002 would have been € 2.4 million. Operating income in 2002 included a € 0.9 million charge related to unused leasehold facilities and the settlement of two legal proceedings. Furthermore the Board of Directors, after consultation with the Supervisory Board, decided to incur a restructuring charge of € 1.4 million for expected losses in connection with the write down of unused assets as well as the termination of employee contracts. In 2002 the company was able to decrease its workforce by 44 FTE (Full Time Equivalent) to 402 FTE at December 31, 2002.

After its appointment in May 2002, the Board of Directors further streamlined and restructured the company in the last quarter of 2002. Legally, financially and organisationally, the company's three former divisions have now been integrated into one organisation, Triple P Nederland B.V. This simplified structure has made the company a more streamlined organisation that is better capable to react to changes in the marketplace. As a result of these measures, the company's annual fixed costs are expected to decrease by about € 1.5 million commencing in the 2003 fiscal year.

As a result of the company's positive cash flow of € 3.2 million in 2002,Triple P had a cash balance of € 4.2 as of December 31, 2002. The December 31, 2002 balance sheet shows shareholders' equity of € 2.5 million, or 11% of total assets.

Triple P's positive cash flow was achieved under difficult market conditions in which many companies have postponed major investments in ICT infrastructure. That Triple P was nevertheless able to show positive cash flow was due to the excellent performance of its staff and the continued streamlining of the company. The Board of Directors will continue to monitor economic events to determine the appropriate structure of the company.

Triple P believes that market conditions in 2003 will continue to be difficult. The difficult and uncertain economic climate generally and continued instability in the ICT market are such that the Board of Directors cannot provide any specific guidance as to future results.

Triple P's sound financial basis, strong client relations and the new organisation with vertical market focus, gives the Board of Directors confidence for the future.

Triple P (Nasdaq SCM: TPPP) was incorporated in 1989 and maintains its corporate seat in Vianen, The Netherlands. With a team of more than 400 people, the company plans, delivers, builds and manages the ICT infrastructures of companies and governmental and other agencies with more than 2000 seats. In 2002 Triple P showed revenues of € 96.4 million and an operating income of € 0.1 million. These results made 2002 the fifth consecutive year Triple P achieved a positive operating income.

This release contains a number of forward-looking statements based on current expectations. Actual results may differ materially due to a number of factors which include, but are not limited to: overall ICT- spending and demand for ICT services in the Netherlands; the timing of significant orders; the ability to hire, train and retain qualified personnel, results of restructuring and fierce competition. For a more thorough discussion of these risks and uncertainties, see the company's filings with the Securities and Exchange Commission, particularly its most recent annual report on Form 20-F.

— Tables follow —

TRIPLE P N.V.
CONSOLIDATED BALANCE SHEETS
(in thousands except per share amounts)

	December 31	December 31
	2001 EUR	2002 EUR	2002 US$*
		(unaudited)	(unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	1,010	4,207	4,411
Restricted cash	59	59	62
Accounts receivable	15,291	12,090	12,676
Inventories	3,916	3,136	3,288
Prepaid expenses and other current assets	3,336	1,870	1,961
Current assets of discontinued operations	1,860	—	—

Total current assets	25,472	21,362	22,398
NON-CURRENT ASSETS:
Property and equipment, at cost	4,603	3,999	4,193
Less: accumulated depreciation and amortization	2,365	2,375	2,490

Net property and equipment	2,238	1,624	1,703
Non-current assets of discontinued operations	165	—	—

Total non-current assets	2,403	1,624	1,703

Total assets	27,875	22,986	24,101

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term part of long-term liabilities	485	470	493
Accounts payable	7,835	8,444	8,853
Accrued liabilities	7,147	5,213	5,467
Customer deposits	1,369	665	697
Deferred revenue	4,084	3,981	4,174
Restructuring reserve	—	715	750

Current liabilities of discontinued operations	1,643	—	—

Total current liabilities	22,563	19,488	20,434
LONG-TERM LIABILITIES:
Pension obligations	190	259	271
Reserve for anticipated loss on disposition of discontinued operations	628	—	—
Other long-term liabilities	1,002	725	760

Total long-term liabilities	1,820	984	1,031

Total liabilities	24,383	20,472	21,465
SHAREHOLDERS' EQUITY:
Common Shares, EUR 0.04 and EUR 0.04, respectively
Authorized—43,750,000 and 43,750,000 shares, respectively
Outstanding—30,469,345 and 30,469,345 shares, respectively	1,219	1,219	1,278
Additional paid-in capital	53,293	53,293	55,878
Accumulated deficit	(50,906)	(51,998)	(54,520)
Cumulative translation adjustment	(114)	—	—

Total shareholders' equity	3,492	2,514	2,636

Total liabilities and shareholders' equity	27,875	22,986	24,101

*
The US dollar amounts as of December 31, 2002 are translated solely for convenience at the prevailing Noon Buying Rate on December 31, 2002 of EUR 0.9537 to US $1.00.

TRIPLE P N.V.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Three months ended December 31 (unaudited)			Twelve months ended December 30 (unaudited)
	2001 EUR	2002 EUR	2002 US$*	2001 EUR	2002 EUR	2002 US$*
Net revenues	34,601	27,561	28,899	110,874	96,373	101,052
Cost of revenues	29,291	22,904	24,016	91,793	79,438	83,295

Gross profit	5,310	4,657	4,883	19,081	16,935	17,757
Sales and marketing expense	2,334	2,404	2,521	9,743	9,777	10,252
General and administrative expense	1,367	1,862	1,952	4,658	5,660	5,935
Goodwill amortization	53	—	—	189	—	—
Restructuring charge	—	1,370	1,436	—	1,370	1,436

Total operating expenses	3,754	5,636	5,909	14,590	16,807	17,623
Operating income from continuing operations	1,556	(979)	(1,026)	4,491	128	134
Interest income	17	—	—	—	—	—
Interest expense	(135)	(98)	(103)	(163)	(417)	(437)
Other, net	(17)	(140)	(147)	(82)	(231)	(242)

Total other income (expense), net	(135)	(238)	(250)	(245)	(648)	(679)
Net income from continuing operations	1,421	(1,217)	(1,276)	4,246	(520)	(545)
Profit (loss) from discontinued operations	(778)	—	—	(1,005)	—	—

Net income (loss)	643	(1,217)	(1,276)	3,241	(520)	(545)

Preferred stock dividend	—	—	—	572	—	—
Preferred stock withdrawal premium	—	—	—	454	—	—

Net Income available to common shareholders	643	(1,217)	(1,276)	2,215	(520)	(545)

Net Income (loss) per share:
Basic	0.02	(0.04)	(0.04)	0.07	(0.02)	(0.02)
Diluted	0.02	(0.04)	(0.04)	0.07	(0.02)	(0.02)
Weighted average shares outstanding:
Basic	30,469	30,469	30,469	30,469	30,469	30,469
Diluted	30,469	30,469	30,469	30,469	30,469	30,469

*
The US dollar amounts as of December 31, 2002 are translated solely for convenience at the prevailing Noon Buying Rate on December 31, 2002 of EUR 0.9537 to US $1.00.

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TRIPLE P N.V. CONSOLIDATED BALANCE SHEETS (in thousands except per share amounts)
TRIPLE P N.V. CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands, except per share amounts)